

February 10, 2023

John Morgan
Chief Executive Officer
Nitches Inc.
1333 N Buffalo Dr.
Suite 210
Las Vegas, NV 89128

> **Re: Nitches Inc.**
> **Amendment No. 1 to Form 10-12G**
> **Filed January 26, 2023**
> **File No. 000-13851**

Dear John Morgan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-12G

Executive Compensation, page 21

1.   Please update your compensation disclosure to reflect the fiscal year ended August 31, 2022.

Item 15. Financial Statements and Exhibits
a) Financial Statements, page 26

2.   Please revise to update the financial statements and related disclosures included in your Form 10 pursuant to Article 8-08 of Regulation S-X.

General

3. We note your responses to comments 9 and 10. Please confirm that you have ceased all activities/initiatives involving NFTs other than in regards to OVS. Please also explain your ongoing role(s) relating to the POM project and the related POM NFTs, including any fees that you are entitled to in connection with resales.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  You may contact Melissa Gilmore at 202-551-3777 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

  Sincerely,

  Division of Corporation Finance
  Office of Manufacturing